
October 16, 2014

Via E-mail
Russell W. Bendel
Chief Executive Officer
The Habit Restaurants, Inc.
17320 Red Hill Avenue, Suite 140
Irvine, CA 92614

> **Re:** **The Habit Restaurants, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 16, 2014**
> **File No. 333-199394**

Dear Mr. Bendel:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1. We note your response to our prior comment 7 and reissue. Your summary contains lengthy discussions of your business and strategies that are repeated elsewhere in your prospectus. Pursuant to Item 503(a) of Regulation S-K, your summary should be brief and should not merely repeat text found elsewhere in the prospectus. Please revise accordingly.

Security Ownership of Beneficial Owners and Management, page 132

2. We note your response to our prior comment 35 and reissue in part. Please revise footnote 4 on page 134 to state, if true, that Mr. Reilly has the voting and dispositive power with respect to the shares held by entities affiliated with KarpReilly, LLC.

3. We also note your statement in footnote 4 on page 134 that Mr. Reilly "may also be deemed the beneficial owner of some or all of the securities in the paragraph above." Please identify the individual or individuals who have the voting and dispositive power with respect to <u>all</u> of the shares to which this footnote relates.

<u>Underwriting, page 146</u>

4. Please revise your disclosure on page 149 to disclose the consideration to be paid to Solebury in connection with the financial advisory services being provided to you in connection with the offering.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Steve Kim at (202) 551-3291 or Lynwood Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        Carl P. Marcellino, Esq.